SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Name of Issuer)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Bryan McKigney
Advantage Advisers Xanthus Fund, L.L.C.
200 Park Avenue
24th Floor
New York, New York  10166
(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York  10022
(212) 756-2000

April 29, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:    $1,176,000,000.00 (a)                                 Amount of Filing Fee:      $136,533.60 (b)

(a)           Calculated as the aggregate maximum purchase price for Interests.

(b)           Calculated at $116.10 per $1,000,000 of Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender).  The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, May 26, 2011, unless the Offer is extended.

The net asset value of the Interests will be calculated for this purpose on June 30, 2011 (the "Valuation Date").  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2011, which the Fund expects will be completed by the end of February 2012, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

At a meeting held in person on April 26, 2011, the Board of Managers (the "Board") approved various matters that will result in changes in the Fund's management arrangements and an increase in fees paid by the Fund (the "Restructuring").  These changes will not result in any change in personnel providing investment advisory or other services to the Fund or any change in the Fund's investment program, but will involve a change in the legal entities providing those services.  The changes, which are scheduled for implementation as of July 1, 2011, are further described in Item 6 below.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance.  If a Member tenders its entire Interest or a portion of its Interest and the Fund purchases that Interest, the Fund will give the Member, as consideration for the purchase of the Interest (or portion thereof), a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated June 5, 2003 (the "LLC Agreement")) determined as of June 30, 2011 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation to Advantage Advisers Management, L.L.C., the investment adviser of the Fund (the "Adviser") on June 30, 2011, if any.

If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member's brokerage account within 10 calendar days after the Valuation Date.  The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon pro rata to Members whose entire Interest has been repurchased.  The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's annual audit.  The Note will be held in the Member's brokerage account through which the Member invested in the Fund.

A Member that tenders for purchase only a portion of such Member's Interest will receive a Note that will entitle the Member to receive cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund.  Payment pursuant to the

Note will be made to the Member's brokerage account within 10 calendar days after the Valuation Date.

A Member that tenders its entire Interest will cease to be a Member as of the time of the issuance of the Note by the Fund.  A Member that tenders a portion of its Interest will, as of the time of the issuance of the Note, have its membership interest in the Fund reduced in proportion to the amount of the Interest repurchased by the Fund.

A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of:  (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any.  If a Member tenders an amount less than its entire Interest, the Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance.  The Fund will make payment for the Interests it purchases from one or more of the following sources:  cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings (which the Fund does not intend to do).

Following this summary is a formal notice of the Offer.  The Offer remains open to Members until 12:00 midnight, Eastern Time, on Thursday, May 26, 2011, the expected expiration date of the Offer.  Until that time, Members have the right to withdraw the tenders of their Interests.  Members will also have the right to withdraw tenders of their Interests at any time after Friday, June 24, 2011, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund.

If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to BNY Mellon Alternative Investment Services ("BNY"), at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services; overnight delivery to: 400 Bellevue Parkway, Mailstop W3-F400-02-4, Wilmington, Delaware 19809, or (ii) fax it to BNY at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Thursday, May 26, 2011. If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 26, 2011 to confirm receipt.

Of course, the value of the Interests will change between March 31, 2011 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and June 30, 2011, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests.  Even if a Member tenders its Interest and it is purchased by the Fund promptly after the Offer expires, the value of the Investor's investment in the Fund will continue to be affected by the investment results of the Fund until the date as of which tendered Interests are valued.  Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting BNY Mellon Alternative Investment Services at (888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is Advantage Advisers Xanthus Fund, L.L.C.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.

(b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund.  (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.)  As of the close of business on March 31, 2011, there was $1,176,957,677.81 outstanding in capital of the Fund, represented by Interests.  Subject to the conditions set forth in the Offer, the Fund will purchase all Interests that are tendered by Members and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Advantage Advisers Xanthus Fund, L.L.C.  The Fund's principal executive office is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.  The investment adviser of the Fund is Advantage Advisers Management, L.L.C.  The principal executive office of the Adviser is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.  The Fund's managers (the "Managers" or the "Board of Managers" as the context requires) are Jesse H. Ausubel, Lawrence Becker, James E. Buck, Bryan McKigney, Luis F. Rubio and Janet L. Schinderman.  Their address is c/o Oppenheimer Asset Management Inc., 200 Park Avenue, 24th Floor, New York, New York 10166 and their telephone number is (212) 667-4225.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a) (1)           (i)           Subject to the conditions set forth in the Offer, the Fund will purchase all Interests that are tendered by Members and not withdrawn as described in ITEM 1.  The initial expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday,

May 26, 2011 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

(ii) The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as may be specified by the Fund in connection with any extension of the Offer.  The Fund reserves the right to adjust the Valuation Date in the event of any extension of the Offer.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance.  Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note, (the "Note") promptly after the expiration of the Offer.  The Note will entitle the Member to receive an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof purchased by the Fund (subject to adjustment upon completion of the next annual audit of the Fund's financial statements).  This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, less any incentive allocation payable to the Adviser (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment").  Payment of this amount will be made within 10 calendar days after the Valuation Date.  The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon pro rata to Members whose entire Interest has been repurchased.  The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit.  It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after December 31, 2011, the fiscal year end of the Fund.

A Member that tenders for purchase only a portion of such Member's Interest will receive a Note that will entitle the Member to receive cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund.  Payment pursuant to the Note will be made within 10 calendar days after the Valuation Date.  The Member will be required to maintain a capital account balance equal to the greater of:  (1) the current minimum initial investment requirement imposed by the Fund, net of the Incentive Allocation, if any, that would be debited against the Member's capital account if the date of purchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

The Notes given to Members upon the purchase of tendered Interests, will be deposited directly into the tendering Members’ brokerage accounts.  Any cash payment due pursuant to the Notes will be made by wire transfer directly to the tendering Members’ brokerage accounts and will be subject upon withdrawal from such accounts to any fees that the broker would customarily assess upon the withdrawal of cash from such brokerage accounts.  The Notes will be held in the Members’ brokerage accounts through which the Members invested in the Fund.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A Member that tenders for purchase only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

A copy of:  (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday, May 26, 2011.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2011, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of such later date as may be specified by the Fund in connection with any extension of the Offer.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to:  (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Thursday, May 26, 2011 and, if such Interest has not then been accepted for purchase by the Fund, at any time after Friday, June 24, 2011, 40 business days from the commencement of the Offer.

(vii) Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to BNY, to the attention of OPCO Investor Services, at the address set forth on page 2 of the Offer or fax a completed and executed Letter of Transmittal to BNY, also to the attention of OPCO Investor Services, at one of the fax numbers set forth on page 2 of the Offer.  If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 26, 2011 to confirm receipt.  The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above.  To be effective, any notice of withdrawal must be timely received by BNY at the address or one of the fax numbers set forth on page 2 of the Offer.  A form to use to give notice of withdrawal of a tender is available by calling BNY at the telephone numbers set forth on page 2 of the Offer.  A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.  Subject to the conditions of the Offer, the Fund intends to accept and purchase tendered Interests on the business day following the Expiration Date and to make payment for purchased Interests as described below.

(ix) The Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in (v) above.  The Offer may be extended, amended, or canceled in various other circumstances described in (v) above.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests.  Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund's investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on June 1, 2011 and thereafter from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest.  A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest.  Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances.  A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

(a)           (2)           Not applicable.

(b)           Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders.  In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser.  The Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December.  The Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of April 29, 2011.  The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1999, and on June 30 and December 31 of 2000 through 2010.  The Offer is also being made to provide an opportunity for Members to withdraw their capital from the Fund prior to the effectiveness of new management arrangements for the Fund that are anticipated to take effect on July 1, 2011 and under which the Fund will pay higher fees, as described in Section 8.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between:  (i) the Fund and any Manager, the Adviser or any person controlling the Fund or controlling the Adviser; and (ii) any person, with respect to Interests.  However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

(b) Interests that are tendered to the Fund in connection with the Offer will be retired (effective as of the date of their purchase by the Fund), although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of  June 1, 2011 and on the first day of each month thereafter, but is under no obligation to do so.

(c) Except as described in the following paragraphs, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in:  (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); or (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act.  Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

Other than acceptance of subscriptions for Interests as of March 1, 2011 and April 1, 2011, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager.  The Adviser currently owns no Interests.  The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

At a meeting held in person on April 26, 2011, the Board of Managers (the "Board") approved various matters that will result in changes to the Fund's management arrangements and fee structure (the "Restructuring").  These changes will not result in any change in personnel providing investment advisory or other services to the Fund or any change in the Fund's investment program, but will result in a change in the legal entities providing those services and an increase in certain fees paid by the Fund.

The key elements of the Restructuring involve:

•	Advantage Advisers Multi-Manager, L.L.C. ("Multi-Manager") replacing Advantage Advisers Management, L.L.C. ("AAM") as the Fund's investment adviser.

•	The retention of Alkeon Capital Management as the sub-investment adviser of the Fund.

•	The assumption by Multi-Manager of responsibility for providing various administrative and investor services relating to the Fund that are now provided by Oppenheimer & Co Inc. ("Opco").

•	A new monthly fee computed at the annual rate of 0.40% of the Fund's net assets that will be payable by the Fund to its investment adviser.

•	An increase in the annual rate used to compute the monthly fee that the Fund pays for administrative and investor services from 1.00%. to 1.35% of the Fund's net assets.

More specifically, the changes associated with the Restructuring, which are targeted for implementation as of July 1, 2011, include:

(i)    a new Administrative Services Agreement (the "New Services Agreement") for the Fund under which Multi-Manager, an affiliate of Opco, would provide services to the Fund that are now provided by Opco;

(ii)   a new Investment Advisory Agreement (the "New Advisory Agreement") retaining Multi-Manager as the Fund's investment adviser;

(iii)   a sub-investment advisory agreement (the "Sub-Advisory Agreement") under which Alkeon will provide portfolio management services to the Fund; and

(iv)   an amendment of the Limited Liability Company Agreement of the Fund to accommodate the new management structure for the Fund.

Implementation of the New Advisory Agreement and the Sub-Advisory Agreement are subject to approval by members of the Fund ("Members") and will become effective only if they are approved by the vote of a majority of Members in accordance with the requirements of the Investment Company Act of 1940 (the "1940 Act").  The Board determined to approve these agreements after careful consideration and based on the scope and quality of services that Opco and Alkeon provide to the Fund and has called for a special meeting of Members to be held on June 30, 2011 at which Members will have the opportunity to vote on proposals to approve the agreements.

Administrative Services

Opco currently provides certain administrative and investor services to the Fund under an administrative services agreement.  A portion of these services are provided by Alkeon, which has been retained by Opco pursuant to the terms of a sub-administration agreement.  In consideration of these services, the Fund pays Opco a monthly fee computed at the annual rate of 1% of the Fund's net assets, and Opco compensates Alkeon for the services that it provides.

Under the New Administration Agreement, Multi-Manager will be responsible for providing all of the administrative and investor services now provided by Opco and Alkeon.  In consideration of these services, the Fund will pay Multi-Manager a monthly fee computed at the annual rate of 1.35% of the Fund's net assets.  The managing member of Multi-Manager is Oppenheimer Asset Management Inc. ("OAM"), which is an affiliate of Opco.  Alkeon will become a non-managing member of Multi-Manager and, in such capacity, will be responsible for providing a portion of the services required to be provided to the Fund under the New Administration Agreement and will be entitled to share in the revenues of Multi-Manager attributable to the Fund.

Investment Advisory Services

AAM currently serves as the Fund's investment adviser.  OAM is the managing member of AAM and Alkeon is a non-managing member of AAM.  As non-managing member of AAM, Alkeon is responsible for making its investment personnel available to AAM to provide portfolio management services on behalf of AAM to the Fund and is entitled to share in the revenues of AAM attributable to the Fund.  Generally, under the Fund's current investment advisory agreement, AAM is entitled to receive an incentive allocation from the capital account of each Member annually in an amount equal to 20% of gains (i.e., net profits) allocated to the Member in excess of the amount of any losses allocated to a loss recovery account maintained for the Member and not previously offset by subsequent gains (the "Incentive Allocation").

It is proposed that Multi-Manager assume responsibility for providing investment advisory services to the Fund pursuant to the New Advisory Agreement and that Alkeon be retained to serve as sub-investment adviser to the Fund pursuant to the Sub-Advisory Agreement.  Under this arrangement, Alkeon investment professionals will continue to manage the Fund's investment portfolio and Multi-Manager will have responsibility for supervising those services.

The New Advisory Agreement provides that, in consideration of the services provided, the Fund will pay a monthly asset-based advisory fee to Multi-Manager computed at the annual rate of 0.40% of the Fund's net assets.  As under the current investment advisory agreement, Members will also be subject to the Incentive Allocation which will continue to be made to

AAM (which will be designated by Multi-Manager to serve as the Special Advisory Member of the Fund solely for purposes of receiving the Incentive Allocation).  The New Advisory Agreement authorizes Multi-Manager to retain sub-advisers, subject to such approvals by the Board and by Members as are required by applicable law.  In all other respects, the terms of the New Advisory Agreement are materially the same as those of the Fund's currently effective investment advisory agreement, except for the date of its effectiveness and the date of expiration of its initial two year term.

Pursuant to the Sub-Advisory Agreement, Multi-Manager will pay a monthly fee to Alkeon computed at the annual rate of 0.30% of the Fund's net assets in consideration of the investment advisory services provided by Alkeon.  The Fund itself will not pay any fee to Alkeon pursuant to the Sub-Advisory Agreement.  As a member of Multi-Manager, Alkeon will be entitled to share in the revenues of Multi-Manager attributable to the Fund.  In addition, Alkeon Capital Advisers, LLC, an affiliate of Alkeon, will replace Alkeon as a member of AAM and be entitled to share in the revenues of AAM attributable to the Fund.

Rationale for New Management Structure and Fees

The Fund has essentially been managed by a joint venture between Opco and Alkeon in which Opco and Alkeon have each been responsible for providing services to the Fund.  Although Opco has been primarily responsible for providing administrative services, Alkeon has also been responsible for providing certain of these services.  Similarly, although Alkeon personnel have been primarily responsible for providing investment advisory services to the Fund on behalf of AAM, OAM as managing member of AAM, and its personnel have also had investment-related responsibilities; particularly, in providing risk management and compliance oversight, managing the Fund's margin positions and leverage exposures, and supervising services provided by Alkeon personnel.

The new management structure created by the Restructuring was proposed by Opco and Alkeon.  It consolidates, within one entity in which OAM and Alkeon each have an interest, responsibility for providing all of the investment advisory and administration services now provided by Opco, AAM and Alkeon.  In the view of Opco and Alkeon, this new structure better reflects their joint responsibilities for the full range of services provided to the Fund and better enables both companies to participate in the administration and management of the Fund and allows Alkeon's more meaningful participation in the management of the Fund's operations and in revenues that are derived from the Fund.

Together, the proposed changes in fees paid by the Fund for administration and investment advisory services will result in a increase of 0.75% per year in the Fund's expenses.  Opco and Alkeon believe that this increase is appropriate for a number of reasons.  Among other things, the administration fee paid by the Fund (which has been the same since the Fund commenced operations in 1999) is lower than the administration (or management) fees paid by many other funds that are similar to the Fund, including both private investment funds and funds registered under the 1940 Act that, like the Fund, employ alternative investment strategies).  In addition, the administration fee of the Fund was not increased for a period of over 10 years notwithstanding the fact that the scope of administrative services required by the Fund expanded during that period as a result of new regulatory requirements and an increase in the complexity of the Fund's investment program, including expanded use of derivative transactions and foreign investments.  Also, relevant is the fact that, unlike a number of other registered funds similar in structure to the Fund, no separate fee is imposed for investor related services provided by the financial advisers of Opco to Members, and the costs related to compensating financial advisors for these services are borne by Opco from its own resources.

In terms of the proposed increase in the investment advisory-related compensation paid by the Fund, it is relevant that the Fund has been provided with a very high quality of investment advice, as demonstrated by the historic investment performance of the Fund since its inception.  The Fund's cumulative total return for the ten year period ended March 31, 2011 was 225.35%, which substantially exceeds the cumulative returns of relevant indices during the same period.  Moreover, the growing complexity and scope of the Fund's investment program, as noted above, involving greater use of derivatives and foreign investments, as well as more recently the expansion of the Fund's investment mandate to invest in a broad range of domestic and foreign growth companies (and not primarily in stocks of technology-related companies) necessitates the use of additional investment professionals (such as research analysts) having a broader set of skills and experience than was the case in the past.  For these reasons, an increase in the investment advisory fee paid by the Fund is appropriate and is also necessary to fairly compensate the organizations providing investment advisory services to the Fund and their personnel.

Notwithstanding the changes in fees that are being implemented or proposed, the Fund will continue to have overall fees and expenses that are within the range of those of other similar registered funds.  The new fees are also similar to those charged by Alkeon in managing other investment funds, including another registered fund with an investment program similar to that of the Fund and a number of private investment funds.  Therefore, an increase in fees (a significant portion of which are paid to Alkeon or which Alkeon receives from the revenues of the Opco/Alkeon joint venture) is necessary to help assure that Alkeon receives a share of the overall fees paid by the Fund that is commensurate with the services that it provides and generally comparable to the fees it receives from other funds and also to help assure that Alkeon is willing to continue to commit an appropriate level of personnel resources to the Fund and to continue its relationship with the Fund.

Implementation of New Arrangements

The New Administration Agreement will become effective as of July 1, 2011.  Under that agreement, the Fund will pay a monthly fee to Multi-Manager computed at the annual rate of 1.35%.  The New Advisory Agreement, under which Multi-Manager will become the Fund's investment adviser and will be paid an asset-based fee computed at the annual rate of 0.40% and entitled to receive the Incentive Allocation, will become effective only if it is approved by Members, as required by the 1940 Act.  Similarly, the Sub-Advisory Agreement under which Alkeon will serve as sub-adviser to the Fund is must be approved by Members in order to become effective.  The Board has called for a special meeting of Members to be held on June 30, 2011 (the "Special Meeting") at which Members will have the opportunity to vote on proposals to approve the New Advisory Agreement and the Sub-Advisory Agreement.  If the New Advisory Agreement and the Sub-Advisory Agreement are each approved at the special meeting (or any adjournment thereof), they will become effective as soon as reasonably practicable  thereafter.  In the event that Members approve the New Advisory Agreement, but do not approve the Sub-Advisory Agreement, it is contemplated that the New Advisory Agreement will become effective and that Alkeon will make its personnel available to Multi-Manager to provide portfolio management services to the Fund on behalf of Multi-Manager.  If the New Advisory Agreement is not approved, AAM will continue to serve as the Fund's investment adviser in accordance with the arrangements currently in effect.

Repurchase Offer and Special Meeting

The Offer is intended to provide liquidity to Members and also allow opportunity for Members who object to any aspect of the Restructuring to withdraw their capital from the Fund prior to the implementation of any of the changes associated with the Restructuring.  Unlike previous repurchase offers made by the Fund, and as described in Item 4, the Fund intends, subject to the conditions of the Offer, to accept and purchase tendered Interests on the business day following the Expiration Date and to give a note to each Member whose Interest (or portion of an Interest) is purchased promising payment of the full purchase price for the Interest (rather than giving notes only to Members who have tendered their entire Interests promising to make the Contingent Payment).  In all other respects, the Offer is subject to terms and conditions that are similar to those that have applied to previous repurchase offers.

Promptly after the Expiration Date and the Fund's purchase of tendered Interests, the Fund will solicit proxies to be voted at the Special Meeting.  The Board has fixed May 31, 2011 as the record date for the determination of Members entitled to vote at the Special Meeting (the "Record Date"), but anticipates that it will set a later Record Date if the Offer is extended.  Under these circumstances , Members that tender their entire Interests will not have the right to vote at the Special Meeting.  Only Members who continue to hold Interests on the Record Date will be entitled to vote at the Special Meeting, and number of votes entitled to be cast by such a Member will be determined based on the value of Interests as of the Record Date.

This Offer to Purchase document is not soliciting your vote on the New Advisory Agreement or the Sub-Advisory Agreement.  A notice of the Special Meeting, together with a proxy statement describing in greater detail the Restructuring and the matters Members are being asked to approve, will be sent to all Members entitled to vote at the Special Meeting, and such Members will be furnished with proxy cards (and informed of other means they can use) to enable them to cast their votes at the Special Meeting.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer will be derived from one or more of the following sources:  (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b) The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law.  If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

(c) See ITEM 7(b) above.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Adviser currently owns no Interests.  The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

(b) Other than the acceptance of subscriptions for Interests as of March 1, 2011 and April 1, 2011, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1)           Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual period ended June 30, 2009, previously filed on EDGAR on Form N-CSR on September 2, 2009;

Audited financial statements for the year ended December 31, 2009 previously filed on EDGAR on Form N-CSR on March 8, 2010;

Unaudited financial statements for the semi-annual period ended June 30, 2010, previously filed on EDGAR on Form N-CSR on September 1, 2010; and

Audited financial statements for the year ended December 31, 2010 previously filed on EDGAR on Form N-CSR on March 7, 2011.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)   (1)  None.

        (2)  None.

            (3)  Not applicable.

                    (4)  Not applicable.

             (5)  None.

(b)    None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

By:	Board of Managers

By	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Authorized Signatory

April 29, 2011

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EXHIBIT INDEX

EXHIBIT

A.           Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.           Offer to Purchase.

C.           Form of Letter of Transmittal.

D.           Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

  -18

EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

[Fund Letterhead]

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

April 29, 2011

Dear Advantage Advisers Xanthus Fund, L.L.C. Member:

We are writing to inform you of important dates relating to a tender offer by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund").  If you are not interested in selling your limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at this time, please disregard this notice and take no action.

The Fund is offering to repurchase all outstanding interests.  The tender offer period will begin on Friday, April 29, 2011 and end at 12:00 midnight, Eastern Time, Thursday, May 26, 2011.  The purpose of the tender offer is to provide liquidity to members that hold Interests.  Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

The attached Offer to Purchase document contains important information regarding the terms and conditions of the tender offer and also includes information regarding new management arrangements for the Fund that are anticipated to take effect on July 1, 2011 and under which the Fund will pay higher fees for administrative services and, if approved by members of the Fund, for investment advisory services.  You should read the Offer to Purchase document carefully in deciding whether to tender your interest in the Fund.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than 12:00 midnight, Eastern Time, on Thursday, May 26, 2011.  If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 26, 2011 to confirm receipt.  Please review Section 3 (Amount of Tender) in the enclosed Offer to Purchase to determine if you are eligible to tender a portion of your investment.  If you do not wish to tender your Interests, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All tenders of Interests must be received by the Fund's Administrator, BNY Mellon Alternative Investment Services, either by mail or by fax in good order by 12:00 midnight, Eastern Time, Thursday, May 26, 2011.

A-1

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or OPCO Investor Services at our Administrator at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

EXHIBIT B

Offer to Purchase

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
200 PARK AVENUE
 24th FLOOR
NEW YORK, NEW YORK  10166

OFFER TO PURCHASE ALL OUTSTANDING
INTERESTS AT NET ASSET VALUE
DATED APRIL 29, 2011

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, THURSDAY, MAY 26, 2011
UNLESS THE OFFER IS EXTENDED

To the Members of
Advantage Advisers Xanthus Fund, L.L.C.:

Advantage Advisers Xanthus Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") all Interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of June 30, 2011, if the Offer expires on May 26, 2011.  (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests of ownership in the Fund.)  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the valuation date of the Offer.  This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of June 5, 2003.

At a meeting held in person on April 26, 2011, the Board of Managers of the Fund approved various matters that will result in changes in the Fund's management arrangements and an increase in fees paid by the Fund (the "Restructuring").  These changes will not result in any change in personnel providing investment advisory or other services to the Fund or any change in the Fund's investment program, but will involve a change in the legal entities providing those services.  The changes, which are scheduled for implementation as of July 1, 2011, are further described in Section 8 below.

Members should realize that the value of Interests tendered in this Offer will likely change between March 31, 2011 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and June 30, 2011, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price

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Advantage Advisers Xanthus Fund, L.L.C.

for Interests.  Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact BNY Mellon Alternative Investment Services, at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.

IMPORTANT

The Fund, its investment adviser and its Board of Managers do not make any recommendation to any Member as to whether to tender or refrain from tendering Interests.  Members must make their own decisions whether to tender Interests, and, if they choose to do so, their portion of their Interests to tender.

Because each Member's investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission.  Neither the Securities and Exchange Commission nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

BNY Mellon Alternative Investment Services P.O. Box 220 Claymont, DE 19703 Attention: OPCO Investor Services

Phone:	(888) 697-9661
(866) 306-0232

Fax:	(302) 791-3105
(302) 793-8132

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TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	6

3.	Amount of Tender	7

4.	Procedure for Tenders	8

5.	Withdrawal Rights	8

6.	Purchases and Payment	9

7.	Certain Conditions of the Offer	10

8.	Certain Information About the Fund	11

9.	Certain Federal Income Tax Consequences	16

10.	Miscellaneous	17

11.	Financial Information	17

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Advantage Advisers Xanthus Fund, L.L.C.

SUMMARY TERM SHEET

•
As stated in the offering documents of Advantage Advisers Xanthus Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender).  This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, May 26, 2011, unless the Offer is extended.

•
The net asset value of Interests will be calculated for this purpose on June 30, 2011; however, the Fund reserves the right to postpone such date (the “Valuation Date”) in the event of any extension of the Offer.  The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending December 31, 2011, which the Fund expects will be completed by the end of February 2012, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

•
You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

•
Subject to the conditions of the Offer, the Fund intends to accept and purchase tendered Interests on the business day following the expiration of the Offer and to make payment for purchased Interests as described below.

•
If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the "Note") at the time of purchase that will be held in your brokerage account through which you invested in the Fund and will entitle you to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated June 5, 2003 (the "LLC Agreement")), determined as of June 30, 2011 (or if the Offer is extended, the net asset value determined on the revised Valuation Date), less any incentive allocation payable to Advantage Advisers Management, L.L.C. (the "Adviser").

•
If you tender your entire Interest, the Note will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement ) equal to at least 95% of the unaudited net asset value of the Interest (the "Initial Payment") which will be paid to your brokerage account within 10 calendar days after the Valuation Date.  The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon pro rata to Members whose entire Interest has been repurchased.  The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's next annual audit.

•	If you tender only a portion of your Interest, the Note will entitle you to receive cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the

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Advantage Advisers Xanthus Fund, L.L.C.

unaudited net asset value of the Interest and will be paid to your brokerage account within 10 calendar days after the Valuation Date.  If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of:  (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any.  If you tender an amount less than your entire Interest, we reserve the right to purchase less than the amount you tender if the purchase would cause your account in the Fund to have a value less than the required minimum balance.

•	We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings.

•
Following this summary is a formal notice of the Offer.  The Offer remains open to you until 12:00 midnight, Eastern Time, on Thursday, May 26, 2011, the expected expiration date of the Offer.  Until that time, you have the right to change your mind and withdraw any tender of your Interest.  You will also have the right to withdraw the tender of your Interest at any time after Friday, June 24, 2011, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase by the Fund.

•
If you would like the Fund to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to BNY Mellon Alternative Investment Services ("BNY") at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services, overnight delivery to: 400 Bellevue Parkway, Mailstop W3-400-02-4, Wilmington, Delaware 19809, or (ii) fax it to BNY at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Thursday, May 26, 2011.  If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 26, 2011 to confirm receipt.

•
The value of Interests will change between March 31, 2011 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests.  Even if your Interest is purchased by the Fund promptly after the Offer expires, the amount that the Fund will pay you for your Interest will continue to be affected by the investment results of the Fund until the date as of which tendered Interests are valued.

•
If you would like to obtain the estimated net asset value of your Interests which will be calculated weekly until the expiration date of the Offer and daily for the last five business days of the Offer, you may contact BNY at (888) 697-9661 or (866) 306-0232 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•
Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer, as described in more detail in Section 7 below.

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Advantage Advisers Xanthus Fund, L.L.C.

1. Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to members of the Fund (each, a "Member" and collectively, "Members") that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement.  The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the managers of the Fund (the "Managers" or the "Board of Managers") have the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders.  In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser.  The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December.  The Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of April 29, 2011.  The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1999, and on June 30 and December 31 of 2000 through 2010.  The Offer is also being made to provide an opportunity for Members to withdraw their capital from the Fund prior to the effectiveness of new management arrangements for the Fund that are anticipated to take effect on July 1, 2011 and under which the Fund will pay higher fees, as described in Section 8.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests.  Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund's investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on June 1, 2011 and thereafter from time to time.

Interests that are tendered to the Fund in connection with this Offer will be retired (effective as of the date of their purchase by the Fund), although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.  The Fund currently expects that it will accept subscriptions for Interests as of May 1, 2011 and on the first day of each month thereafter, but is under no obligation to do so.

2. Offer to Purchase and Price.   Subject to the conditions of the Offer, the Fund will purchase all Interests that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Thursday, May 26, 2011 (this time and date is called the "Initial Expiration Date"), or such later date as may be specified by the Fund in connection with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."  The Fund reserves the right to extend, amend, cancel or postpone the Offer as described in Sections 3 and 7 below.  The purchase price of an Interest tendered will be its estimated net asset value as of the close of the Valuation Date, payable as set forth in Section 6.  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  In order to illustrate the

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Advantage Advisers Xanthus Fund, L.L.C.

volatility of the Fund during the past two years, as of the close of business on March 31, 2011, the unaudited net asset value of an Interest corresponding to a capital contribution of $150,000 on the following closing dates of the Fund was as follows:

If you invested $150,000 on the following closing date:	Your Unaudited Net Asset Value as of March 31, 2011 would be:
April 1, 2009	$199,923.39
May 1, 2009	$197,181.60
June 1, 2009	$195,772.20
July 1, 2009	$193,711.67
August 1, 2009	$185,931.09
September 1, 2009	$189,570.57
October 1, 2009	$181,445.04
November 1, 2009	$183,667.60
December 1, 2009	$177,904.41
January 1, 2010	$169,987.94
February 1, 2010	$181,728.38
March 1, 2010	$176,779.17
April 1, 2010	$170,317.92
May 1, 2010	$169,100.36
June 1, 2010	$171,334.70
July 1, 2010	$174,912.81
August 1, 2010	$172,292.87
September 1, 2010	$173,274.39
October 1, 2010	$161,477.72

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If you invested $150,000 on the following closing date:	Your Unaudited Net Asset Value as of March 31, 2011 would be:
November 1, 2010	$157,279.95
December 1, 2010	$156,701.78
January 1, 2011	$158,059.17
February 1, 2011	$156,858.95
March 1, 2011	$151,892.54

As of the close of business on March 31, 2011, there was $1,176,957,677.81 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests).  Members may obtain weekly estimated net asset value information until the expiration date of the Offer, and daily net asset value information for the last five business days of the Offer, by contacting BNY at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

3. Amount of Tender.  Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below.  A Member that tenders for purchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of:  (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive

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Allocation, if any.  If a Member tenders an amount less than the Member's entire Interest that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained.  The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.

The Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  The Offer may be extended, amended, canceled or postponed in various other circumstances described in Section 7 below.

4. Procedure for Tenders.   Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to BNY, to the attention of OPCO Investor Services, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of OPCO Investor Services, to one of the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date.   If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 26, 2011 to confirm receipt.

The Fund recommends that all documents be submitted to BNY via certified mail, return receipt requested, or by facsimile transmission. Members wishing to confirm receipt of a Letter of Transmittal may contact BNY at the address or one of the telephone numbers set forth on page 2.  The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of BNY to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights.  Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, at any time after Friday, June 24, 2011, 40 business days from the commencement of the Offer, assuming such Member's Interest has not yet been accepted for purchase by the Fund.  To be effective, any notice of withdrawal of a tender must be timely received by BNY at the address or one of the fax numbers set forth on page 2.  A form to give notice of withdrawal of a tender is available by calling BNY at one of the telephone numbers set forth on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined

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by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6. Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if, and when it gives written notice to the tendering Member of its election to purchase the Member's Interest.  Subject to the conditions of the Offer, the Fund intends to accept and purchase tendered Interests on the business day following the Expiration Date.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance.  Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note, (the "Note") promptly upon the acceptance and purchase of their Interest (or portion thereof) as consideration for the purchase of the Interest (or portion thereof) by the Fund.  The Note will entitle the Member to receive an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof purchased by the Fund (subject to adjustment upon completion of the next annual audit of the Fund's financial statements).  This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, less any incentive allocation payable to the Adviser (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment").  Payment of this amount will be made within 10 calendar days after the Valuation Date.  The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon pro rata to Members whose entire Interest has been repurchased.  The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit.  It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after December 31, 2011, the fiscal year end of the Fund.

A Member that tenders for purchase only a portion of such Member's Interest will receive a Note that will entitle the Member to receive a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund.  Payment pursuant to the Note will be made within 10 calendar days after the Valuation Date.  The Member will be required to maintain a capital account balance equal to the greater of:  (1) the current minimum initial investment requirement imposed by the Fund, net of the Incentive Allocation, if any, that would be debited against the Member's capital account if the date of purchase of the Interest or portion thereof were a date on which an Incentive Allocation would

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otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

The Notes given to Members upon the purchase of tendered Interest, will be deposited directly into the tendering Members’ brokerage accounts.  Any cash payment due pursuant to the Notes will be made by wire transfer directly to the tendering Members’ brokerage accounts and will be subject upon withdrawal from such account to any fees that the broker would customarily assess upon the withdrawal of cash from such brokerage accounts.  The Notes will be held in the brokerage accounts through which you invested in the Fund.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

The Fund expects that the purchase price for Interests acquired pursuant to the Offer will be derived from:  (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note, as described above.  The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law.  If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7. Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2011, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of such later date as may be specified by the Fund in connection with any extension of the Offer.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance

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of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Except as described in the following paragraphs, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the members of the Board of Managers, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser;  (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any actions, including any changes in the LLC Agreement, that may impede the acquisition of control of the Fund by any person.

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Other than the acceptance of subscriptions for Interests as of March 1, 2011 and April 1, 2011, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager.  The Adviser currently owns no Interests.  The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

Changes in Management Structure and Fees

        a.           Overview.  At a meeting held in person on April 26, 2011, the Board of Managers of the Fund (the "Board") approved various matters that will result in changes to the Fund's management arrangements and fee structure (the "Restructuring").  These changes will not result in any change in personnel providing investment advisory or other services to the Fund or any change in the Fund's investment program, but will result in a change in the legal entities providing those services and an increase in certain fees paid by the Fund.

The key elements of the Restructuring involve:

•	Advantage Advisers Multi-Manager, L.L.C. ("Multi-Manager") replacing Advantage Advisers Management, L.L.C. ("AAM") as the Fund's investment adviser.

•	The retention of Alkeon Capital Management as the sub-investment adviser of the Fund.

•	The assumption by Multi-Manager of responsibility for providing various administrative and investor services relating to the Fund that are now provided by Oppenheimer & Co. Inc. ("Opco").

•	A new monthly fee computed at the annual rate of 0.40% of the Fund's net assets that will be payable by the Fund to its investment adviser.

•	An increase in the annual rate used to compute the monthly fee that the Fund pays for administrative and investor services from 1.00%. to 1.35% of the Fund's net assets.

More specifically, the changes associated with the Restructuring, which are targeted for implementation as of July 1, 2011, include:

        (i)           a new Administrative Services Agreement (the "New Services Agreement") for the Fund under which Multi-Manager, an affiliate of Opco, would provide services to the Fund that are now provided by Opco;

(ii)       a new Investment Advisory Agreement (the "New Advisory Agreement") retaining Multi-Manager as the Fund's investment adviser;

(iii)      a sub-investment advisory agreement (the "Sub-Advisory Agreement") under which Alkeon will provide portfolio management services to the Fund; and

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(iv)      an amendment of the Limited Liability Company Agreement of the Fund to accommodate the new management structure for the Fund.

Implementation of the New Advisory Agreement and the Sub-Advisory Agreement are subject to approval by Members and will become effective only if they are approved by the vote of a majority of Members in accordance with the requirements of the Investment Company Act of 1940 (the "1940 Act").  The Board determined to approve these agreements after careful consideration and based on the scope and quality of services that Opco and Alkeon provide to the Fund and has called for a special meeting of Members to be held on June 30, 2011 at which Members will have the opportunity to vote on proposals to approve the agreements.

b.           Administrative Services.  Opco currently provides certain administrative and investor services to the Fund under an administrative services agreement.  A portion of these services are provided by Alkeon, which has been retained by Opco pursuant to the terms of a sub-administration agreement.  In consideration of these services, the Fund pays Opco a monthly fee computed at the annual rate of 1% of the Fund's net assets, and Opco compensates Alkeon for the services that it provides.

Under the New Administration Agreement, Multi-Manager will be responsible for providing all of the administrative and investor services now provided by Opco and Alkeon.  In consideration of these services, the Fund will pay Multi-Manager a monthly fee computed at the annual rate of 1.35% of the Fund's net assets.  The managing member of Multi-Manager is Oppenheimer Asset Management Inc. ("OAM"), which is an affiliate of Opco.  Alkeon will become a non-managing member of Multi-Manager and, in such capacity, will be responsible for providing a portion of the services required to be provided to the Fund under the New Administration Agreement and will be entitled to share in the revenues of Multi-Manager attributable to the Fund.

c.           Investment Advisory Services.  AAM currently serves as the Fund's investment adviser.  OAM is the managing member of AAM and Alkeon is a non-managing member of AAM.  As non-managing member of AAM, Alkeon is responsible for making its investment personnel available to AAM to provide portfolio management services on behalf of AAM to the Fund and is entitled to share in the revenues of AAM attributable to the Fund.  Generally, under the Fund's current investment advisory agreement, AAM is entitled to receive an incentive allocation from the capital account of each Member annually in an amount equal to 20% of gains (i.e., net profits) allocated to the Member in excess of the amount of any losses allocated to a loss recovery account maintained for the Member and not previously offset by subsequent gains (the "Incentive Allocation").

It is proposed that Multi-Manager assume responsibility for providing investment advisory services to the Fund pursuant to the New Advisory Agreement and that Alkeon be retained to serve as sub-investment adviser to the Fund pursuant to the Sub-Advisory Agreement.  Under this arrangement, Alkeon investment professionals will continue to manage the Fund's investment portfolio and Multi-Manager will have responsibility for supervising those services.

The New Advisory Agreement provides that, in consideration of the services provided, the Fund will pay a monthly asset-based advisory fee to Multi-Manager computed at the annual rate of 0.40% of the Fund's net assets.  As under the current investment advisory agreement,

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Members will also be subject to the Incentive Allocation which will continue to be made to AAM (which will be designated by Multi-Manager to serve as the Special Advisory Member of the Fund solely for purposes of receiving the Incentive Allocation).  The New Advisory Agreement authorizes Multi-Manager to retain sub-advisers, subject to such approvals by the Board and by Members as are required by applicable law.  In all other respects, the terms of the New Advisory Agreement are materially the same as those of the Fund's currently effective investment advisory agreement, except for the date of its effectiveness and the date of expiration of its initial two year term.

Pursuant to the Sub-Advisory Agreement, Multi-Manager will pay a monthly fee to Alkeon computed at the annual rate of 0.30% of the Fund's net assets in consideration of the investment advisory services provided by Alkeon.  The Fund itself will not pay any fee to Alkeon pursuant to the Sub-Advisory Agreement.  As a member of Multi-Manager, Alkeon will be entitled to share in the revenues of Multi-Manager attributable to the Fund.  In addition, Alkeon Capital Advisers, LLC, an affiliate of Alkeon, will replace Alkeon as a member of AAM and be entitled to share in the revenues of AAM attributable to the Fund.

d.           Rationale for New Management Structure and Fees.  The Fund has essentially been managed by a joint venture between Opco and Alkeon in which Opco and Alkeon have each been responsible for providing services to the Fund.  Although Opco has been primarily responsible for providing administrative services, Alkeon has also been responsible for providing certain of these services.  Similarly, although Alkeon personnel have been primarily responsible for providing investment advisory services to the Fund on behalf of AAM, OAM, as managing member of AAM, and its personnel have also had investment-related responsibilities; particularly, in providing risk management and compliance oversight, managing the Fund's margin positions and leverage exposures, and supervising services provided by Alkeon personnel.

The new management structure created by the Restructuring was proposed by Opco and Alkeon.  It consolidates, within one entity in which OAM and Alkeon each have an interest, responsibility for providing all of the investment advisory and administration services now provided by Opco, AAM and Alkeon.  In the view of Opco and Alkeon, this new structure better reflects their joint responsibilities for the full range of services provided to the Fund and better enables both companies to participate in the administration and management of the Fund and allows Alkeon's more meaningful participation in the management of the Fund's operations and in revenues that are derived from the Fund.

Together, the proposed changes in fees paid by the Fund for administration and investment advisory services will result in a increase of 0.75% per year in the Fund's expenses.  Opco and Alkeon believe that this increase is appropriate for a number of reasons.  Among other things, the administration fee paid by the Fund (which has been the same since the Fund commenced operations in 1999) is lower than the administration (or management) fees paid by many other funds that are similar to the Fund, including both private investment funds and funds registered under the 1940 Act that, like the Fund, employ alternative investment strategies.  In addition, the administration fee of the Fund was not increased for a period of over 10 years notwithstanding the fact that the scope of administrative services required by the Fund expanded during that period as a result of new regulatory requirements and an increase in the complexity of the Fund's investment program, including expanded use of derivative transactions and foreign

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investments.  Also, relevant is the fact that, unlike a number of other registered funds similar in structure to the Fund, no separate fee is imposed for investor related services provided by the financial advisers of Opco to Members, and the costs related to compensating financial advisors for these services are borne by Opco from its own resources.

In terms of the proposed increase in the investment advisory-related compensation paid by the Fund, it is relevant that the Fund has been provided with a very high quality of investment advice, as demonstrated by the historic investment performance of the Fund since its inception.  The Fund's cumulative total return for the ten year period ended March 31, 2011 was 225.35%, which substantially exceeds the cumulative returns of relevant indices during the same period.  Moreover, the growing complexity and scope of the Fund's investment program, as noted above, involving greater use of derivatives and foreign investments, as well as more recently the expansion of the Fund's investment mandate to invest in a broad range of domestic and foreign growth companies (and not primarily stocks of technology-related companies) necessitates the use of additional investment professionals (such as research analysts) having a broader set of skills and experience than was the case in the past.  For these reasons, an increase in the investment advisory fee paid by the Fund is appropriate and is also necessary to fairly compensate the organizations providing investment advisory services to the Fund and their personnel.

Notwithstanding the changes in fees that are being implemented or proposed, the Fund will continue to have overall fees and expenses that are within the range of those of other similar registered funds.  The new fees are also similar to those charged by Alkeon in managing other investment funds, including another registered fund with an investment program similar to that of the Fund and a number of private investment funds.  Therefore, an increase in fees (a significant portion of which are paid to Alkeon or which Alkeon receives from the revenues of the Opco/Alkeon joint venture) is necessary to help assure that Alkeon receives a share of the overall fees paid by the Fund that is commensurate with the services that it provides and generally comparable to the fees it receives from other funds and also to help assure that Alkeon is willing to continue to commit an appropriate level of personnel resources to the Fund and to continue its relationship with the Fund.

e.           Implementation of New Arrangements.  The New Administration Agreement will become effective as of July 1, 2011.  Under that agreement, the Fund will pay a monthly fee to Multi-Manager computed at the annual rate of 1.35%.  The New Advisory Agreement, under which Multi-Manager will become the Fund's investment adviser and will be paid an asset-based fee computed at the annual rate of 0.40% and entitled to receive the Incentive Allocation, will become effective only if it is approved by Members, as required by the 1940 Act.  Similarly, the Sub-Advisory Agreement under which Alkeon will serve as sub-adviser to the Fund must be approved by Members in order to become effective.

The Board has called for a special meeting of Members to be held on June 30, 2011 (the "Special Meeting") at which Members will have the opportunity to vote on proposals to approve the New Advisory Agreement and the Sub-Advisory Agreement.  If the New Advisory Agreement and the Sub-Advisory Agreement are each approved at the Special Meeting (or any adjournment thereof), they will become effective as soon as reasonably practicable thereafter.  In the event that Members approve the New Advisory Agreement, but do not approve the Sub-Advisory Agreement, it is contemplated that the New Advisory Agreement will become effective

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and that Alkeon will make its personnel available to Multi-Manager to provide portfolio management services to the Fund on behalf of Multi-Manager.  If the New Advisory Agreement is not approved, AAM will continue to serve as the Fund's investment adviser in accordance with the arrangements currently in effect.

f.           Repurchase Offer and Special Meeting.  The Offer is intended to provided liquidity to Members and also to provide an opportunity for Members who object to any aspect of the Restructuring to withdraw their capital from the Fund prior to the implementation of any of the changes associated with the Restructuring.  Unlike previous repurchase offers made by the Fund, and as described in Item 4, the Fund intends, subject to the conditions of the Offer, to accept and purchase tendered Interests on the business day following the Expiration Date and to give a note to each Member whose Interest (or portion of an Interest) is purchased promising payment of the full purchase price for the Interest (rather than giving notes only to Members who have tendered their entire Interest promising to make the Contingent Payment).  In all other respects, the Offer is subject to terms and conditions that are similar to those that have applied to previous repurchase offers.

Promptly after the Expiration Date and the Fund's purchase of tendered Interests, the Fund will solicit proxies to be voted at the Special Meeting.  The Board has fixed May 31, 2011, as the record date for the determination of Members entitled to vote at the Special Meeting (the "Record Date"), but anticipates that it will set a later Record Date if the Offer is extended.  Under these circumstances, Members that tender their entire Interest will not have the right to vote at the Special Meeting.  Only Members who continue to hold Interests on the Record Date will be entitled to vote at the Special Meeting, and number of votes entitled to be cast by such a Member will be determined based on the value of Interests as of the Record Date.

This Offer to Purchase document is not soliciting your vote on the New Advisory Agreement or the Sub-Advisory Agreement.  A notice of the Special Meeting, together with a proxy statement describing in greater detail the Restructuring and the matters Members are being asked to approve, will be sent to all Members entitled to vote at the Special Meeting, and such Members will be furnished with proxy cards (and informed of other means they can use) to enable them to cast their votes at the Special Meeting.

9. Certain Federal Income Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest.  A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest.  A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest.  Cash distributed to a Member in excess of the adjusted tax basis of

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Advantage Advisers Xanthus Fund, L.L.C.

such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances.  A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

10. Miscellaneous.   The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting BNY at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

11.           Financial Information. Reference is made to the following financial statements of the Fund which are incorporated herein by reference.

Unaudited financial statements for the semi-annual period ended June 30, 2009, previously filed on EDGAR on Form N-CSR on September 2, 2009;

Audited financial statements for the year ended December 31, 2009 previously filed on EDGAR on Form N-CSR on March 8, 2010;

Unaudited financial statements for the semi-annual period ended June 30, 2010, previously filed on EDGAR on Form N-CSR on September 1, 2010; and

Audited financial statements for the year ended December 31, 2010 previously filed on EDGAR on Form N-CSR on March 7, 2011.

B-17

EXHIBIT C

Letter of Transmittal

Regarding Interests in

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated April 29, 2011

The Offer and withdrawal rights will expire
at, and this Letter of Transmittal must be
received by the Fund, by 12:00 midnight, Eastern Time,
on Thursday, May 26, 2011, unless the Offer is extended.

Complete this Letter of Transmittal and Return by Mail or Fax to:

BNY Mellon Alternative Investment Services
P.O. Box 220
Claymont, Delaware 19703
Attn:  OPCO Investor Services

Fax:         (302) 791-3105
(302) 793-8132

For additional information:

Phone:  (888) 697-9661
              (866) 306-0232

C-1

Advantage Advisers Xanthus Fund, L.L.C.

Ladies and Gentlemen:

The undersigned hereby tenders to Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited liability company interest in the Fund ("Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated April 29, 2011 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").  THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests or portions thereof tendered hereby.

As consideration for the purchase of the Interest or portion thereof tendered by the undersigned, the undersigned will be given a non-interest bearing, non-transferable promissory note, which will be deposited to the undersigned's brokerage account through which the member invested in the Fund, as described in Section 6 of the Offer.  Any cash payment due pursuant to the promissory note will be made by wire transfer directly to the tendering member’s brokerage account.  The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the broker may subject such withdrawal to any fees that the broker would customarily assess upon the withdrawal of cash from such account.  (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of June 30, 2011, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2011, which is anticipated to be completed not later than 60 days after December 31, 2011, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

C-2

Advantage Advisers Xanthus Fund, L.L.C.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
BNY Mellon Alternative Investment Services, P.O. Box 220, Claymont, DE 19703; Attn:  OPCO Investor Services
Fax: (302) 791-3105 or (302) 793-8132
IF FAXING, CONFIRM RECEIPT BY CALLING: (888) 697-9661 or (866) 306-0232
For additional information:  Phone: (888) 697-9661 or (866) 306-0232

Part 1.                      Member Information:

Name of Member:	_________________________________________________________________

Social Security No. or Taxpayer Identification No.:	________________________________________________

Telephone Number:	(_____)_________________________________________

Part 2.                      Amount of Interest in the Fund being Tendered:

☐	Entire limited liability company interest.

☐
Portion of limited liability company interest expressed as a specific dollar value.  (A minimum interest with a value greater than:  (a) the current minimum initial investment requirement imposed by the Fund, net of the incentive allocation, if any, or net of the tentative incentive allocation, if any; or (b) the tentative incentive allocation, if any, must be maintained (the "Required Minimum Balance").)*

$ _________________________

☐	Portion of limited liability company interest in excess of the Required Minimum Balance.

*The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3.   Payment.

Cash Payment

Cash payments will be wire transferred directly to the undersigned's brokerage account through which the member invested in the Fund.  The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to such undersigned's brokerage account, and upon a withdrawal of this cash payment from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.  (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

Promissory Note

The promissory note reflecting the both the initial and contingent payment portion of the purchase price, if applicable, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund.  The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to such undersigned's brokerage account, and upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

C-3

Advantage Advisers Xanthus Fund, L.L.C.

Part 4.                         Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:

Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)

Print Name of Investor	Print Name of Investor

Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)

Print Name and Title of Co-signatory

Date:   ___________________

C-4

EXHIBIT D

Form of Notice of Withdrawal of Tender

(To be provided only to members that call and request the form.)

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated April 29, 2011

The Offer and withdrawal rights will expire
at, and this Notice of Withdrawal must be
received by the Fund by, 12:00 midnight, Eastern Time,
on Thursday, May 26, 2011, unless the Offer is extended.

Complete this Notice of Withdrawal and Return by Mail or Fax to:

BNY Mellon Alternative Investment Services
P.O. Box 220
Claymont, DE 19703
Attn:  OPCO Investor Services

Fax:        (302) 791-3105
(302) 793-8132

For additional information:
Phone:  (888) 697-9661 or  (866) 306-0232

D-1

Advantage Advisers Xanthus Fund, L.L.C.

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited liability company interest in Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

This tender was in the amount of:

☐	Entire limited liability company interest.

☐	Portion of limited liability company interest expressed as a specific dollar value.
$____________________

☐	Portion of limited liability company interest in excess of the Required Minimum Balance.

 The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:

Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)

Print Name of Investor	Print Name of Investor

Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)

Print Name and Title of Co-signatory

Date:   ___________________

D-2

Advantage Advisers Xanthus Fund, L.L.C.

EXHIBIT E

Forms of Letters from the Fund
to Members in Connection with the Fund's Acceptance of Tenders of Interests

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE FUND.

May 27, 2011

Dear Member:

Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of your limited liability company interest (“Interest”) in the Fund.  Your Interest has been purchased as of May 27, 2011.

In consideration for the purchase of your Interest, you have been paid a note (the "Note") entitling you to receive an initial payment of at least 95% of the estimated purchase price based on the unaudited net asset value of the Fund as of June 30, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount will be wired directly into your brokerage account through which you invested in the Fund by no later than July 10, 2011 unless the valuation date of the Interests has changed.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending December 31, 2011 and is subject to year-end audit adjustment.  This amount, will be paid within ten calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will be wired directly into your brokerage account.  We expect the audit to be completed by the end of February 2012.

Please note that although you are no longer a member of the Fund as of the date of this letter, the value of your investment in the Fund will continue to be affected by the investment results of the Fund until June 30, 2011, the date as of which tendered Interests are valued.

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Alternative Investment Services, at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

Enclosure

E-1

Advantage Advisers Xanthus Fund, L.L.C.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE FUND.

July 10, 2011

Dear Member:

Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") previously received and accepted for purchase your tender of a limited liability company interest in the Fund.  Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

Because you have tendered and the Fund has purchased your entire investment, you have been paid at least 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of June 30, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount has been wired directly into your brokerage account through which you invested in the Fund.

The balance of the purchase price will be paid to you after the completion of the Fund's 2011 year-end audit and is subject to year-end audit adjustment.  This amount, together with interest, will be paid within ten calendar days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer.  We expect the audit to be completed by the end of February 2012.

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Alternative Investment Services, at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

Enclosure

E-2

Advantage Advisers Xanthus Fund, L.L.C.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

May 27, 2011

Dear Member:

Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest (“Interest”) in the Fund.  The portion of your Interest has been purchased as of May 27, 2011.

In consideration for the purchase of a portion of your investment, you have been paid a note (the "Note") entitling you to receive a payment of 100% of the purchase price based on the estimated unaudited net asset value of the Fund as of June 30, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount will be wired directly into your brokerage account through which you invested in the Fund by no later than July 10, 2011 unless the valuation date of the Interests has changed.

Please note that the value of the tendered portion of your investment in the Fund will continue to be affected by the investment results of the Fund until June 30, 2011, the date as of which tendered Interests are valued.  Additionally, you remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Alternative Investment Services, at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

Enclosure

E-3

Advantage Advisers Xanthus Fund, L.L.C.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

July 10, 2011

Dear Member:

Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund.  Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.  The funds were wired directly into your brokerage account through which you invested in the Fund.  You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Alternative Investment Services, at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

Enclosure

E-4